Exhibit 99.1

ANGHAMI INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2023 and 2022

ANGHAMI INC.

Condensed interim consolidated statement of comprehensive income

		For the six-month period ended June 30
		(Unaudited)	(Unaudited)
	Note	2023	2022
		USD	USD

Revenue	4	18,903,711	21,038,725
Cost of revenue		(15,854,798)	(18,097,740)
Gross profit		3,048,913	2,940,985

Selling and marketing expenses		(4,673,130)	(6,667,198)
General and administrative expenses	6	(9,090,300)	(10,739,304)
Consultancy and professional fees		(530,275)	(1,341,978)
Government grants		1,431,490	2,123,055
Operating loss		(9,813,302)	(13,684,440)

Finance costs		(139,255)	(479,148)
Finance income		5,234	721
Other income		840,100	2,811,288
Share of loss of a joint venture		(126,844)	(127,209)
Fair value change of warrant liabilities	17	(208,383)	3,597,835
Recapitalization expense		-	(48,521,756)
Foreign exchange loss, net		(2,409,540)	(1,199,639)
Loss before tax		(11,851,990)	(57,602,348)

Income tax expense		(295,018)	(207,428)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(12,147,008)	(57,809,776)

Attributable to:
Equity holders of the Parent		(11,954,113)	(57,690,759)
Non-controlling interests		(192,895)	(119,017)
		(12,147,008)	(57,809,776)

Basic and diluted loss per share attributable to equity holders of the Parent	19	(0.46)	(2.37)

The attached notes 1 to 21 form part of these condensed interim consolidated financial statements.

ANGHAMI INC.

Condensed interim consolidated statement of financial position

		(Unaudited)	(Audited)
	Note	June 30, 2023	December 31, 2022
		USD	USD
ASSETS
Non-current assets
Property and equipment	8	1,963,980	2,200,975
Intangible assets	9	2,002,142	7,603,155
Goodwill	14	600,000	600,000
Investment in a joint venture		706,651	833,495
Right-of-use assets		223,122	296,538
Deferred tax assets		1,384	1,384
		5,497,279	11,535,547
Current assets
Trade and other receivables	10	8,938,425	10,321,833
Government grants	7	2,441,735	2,055,978
Contract assets		2,043,935	2,365,013
Amount due from related parties	16	266,013	239,262
Cash and bank balances	11	1,269,654	3,117,087
		14,959,762	18,099,173
TOTAL ASSETS		20,457,041	29,634,720

EQUITY AND LIABILITIES
Equity
Share capital	12	2,601	2,601
Share premium	12	116,505,240	116,505,240
Share-based payment reserves	13	1,363,995	1,512,490
Accumulated losses		(135,089,448)	(123,135,335)
Deficit attributed to equity holders of the Parent		(17,217,612)	(5,115,004)
Non-controlling interests		(1,515,523)	(1,322,628)
Total Deficit		(18,733,135)	(6,437,632)
Non-current liabilities
Trade and other payables	15	400,000	-
Provision for employees’ end-of-service benefits		907,112	700,953
Lease liabilities		207,000	168,799
Government grants	7	547,590	498,460
		2,061,702	1,368,212
Current liabilities
Trade and other payables	15	28,121,254	26,522,239
Government grants	7	24,830	22,289
Contract liabilities		4,342,126	4,536,370
Amount due to related parties	16	3,801,696	2,436,308
Warrant liabilities	17	771,105	562,722
Income tax payable		5,224	432,211
Bank overdrafts	11	5,231	3,756
Lease liabilities		57,008	188,245
		37,128,474	34,704,140
Total liabilities		39,190,176	36,072,352
TOTAL DEFICIT AND LIABILITIES		20,457,041	29,634,720

The attached notes 1 to 21 form part of these condensed interim consolidated financial statements.

ANGHAMI INC.

Condensed interim consolidated statement of changes in equity

	Share capital	Share premium	Share- based payment reserves	Other reserves	Accumulated losses	Deficit attributable to the equity holders of the Parent	Non- controlling interest	Total deficit
	USD	USD	USD	USD	USD	USD	USD	USD

At January 1, 2022 (Audited)	1,721	32,109,245	3,162,544	(100,774)	(62,015,211)	(26,842,475)	(1,120,946)	(27,963,421)
Share-based payments (note 13)	-	-	(559,266)	-	-	(559,266)	-	(559,266)
Issuance of Shares upon reverse recapitalization, net of issuance costs	748	73,392,243	-	-	-	73,392,991	-	73,392,991
Share based payment for service providers	29	2,899,971	-	-	-	2,900,000	-	2,900,000
Loans converted to equity	79	7,738,105	-	-	-	7,738,184	-	7,738,184
Issuance of common shares upon exercise of warrants	24	365,676	-	-	-	365,700	-	365,700
Movement in other reserves	-	-	-	100,774	(100,774)	-	-	-
Total comprehensive loss	-	-	-	-	(57,690,759)	(57,690,759)	(119,017)	(57,809,776)
At June 30, 2022 (Unaudited)	2,601	116,505,240	2,603,278	-	(119,806,744)	(695,625)	(1,239,963)	(1,935,588)
At January 1, 2023 (Audited)	2,601	116,505,240	1,512,490	-	(123,135,335)	(5,115,004)	(1,322,628)	(6,437,632)
Share-based payments (note 13)	-	-	(148,495)	-	-	(148,495)	-	(148,495)
Total comprehensive loss	-	-	-	-	(11,954,113)	(11,954,113)	(192,895)	(12,147,008)
At June 30, 2023 (Unaudited)	2,601	116,505,240	1,363,995	-	(135,089,448)	(17,217,612)	(1,515,523)	(18,733,135)

The attached notes 1 to 21 form part of these condensed interim consolidated financial statements.

ANGHAMI INC.

Condensed interim consolidated statement of cash flows

		For the six-month period ended June 30
		(Unaudited)	(Unaudited)
	Note	2023	2022
		USD	USD
OPERATING ACTIVITIES
Loss for the period		(12,147,008)	(57,809,776)

Adjustments for:
Depreciation of property and equipment	8	241,107	67,720
Depreciation of right-of-use assets		73,416	60,510
Amortization of intangible assets	9	1,653,584	1,559,941
Gain from the termination of contract	9	(196,396)	-
Finance costs		139,255	479,148
Finance income		(5,234)	(721)
Provision for employees’ end of service benefits		267,281	518,313
Revaluation of warrant liability	17	208,383	(3,597,835)
Recapitalization expense		-	48,521,787
(Reversal)/Provision for share-based payments	13	(148,495)	1,655,529
Reversal of accruals no longer required	13	-	(2,214,795)
(Reversal)/Allowance for estimated credit loss		345,157	36,998
Share of loss of a joint venture		126,844	127,210
Taxes		295,018	207,428
Government grants revenue	7	(1,431,490)	(2,123,055)
		(10,578,578)	(12,511,598)
Working capital changes:
Trade and other receivables		1,038,251	(6,057,010)
Amount due from related parties		(26,751)	895,627
Contract assets		321,078	(1,471,748)
Trade and other payables		7,249,015	18,437,108
Contract liabilities		(194,244)	1,344,628
Amount due to related parties		1,365,388	(521,491)
Cash flow from used in operations		(825,841)	115,516
Income tax paid		(722,005)	(722,576)
End of service benefits paid		(61,122)	(43,540)
Net cash flows used in operating activities		(1,608,968)	(650,600)

INVESTING ACTIVITIES
Purchase of property and equipment		(4,112)	(134,494)
Additions of intangible assets	9	(1,106,175)	(8,905,070)
Investment in a joint venture		-	(1,068,408)
Payment for acquisition of subsidiary		-	(350,000)
Net cash flows used in investing activities		(1,110,287)	(10,457,972)

FINANCING ACTIVITIES
Payments of lease liabilities		(114,083)	(94,777)
Repayment of loans and borrowings		-	(11,200,123)
Receipt of government grants	7	1,097,404	1,021,975
Proceeds from reverse recapitalization		-	2,480,107
Proceeds from PIPE Financing		-	30,427,800
Reverse recapitalization transaction costs		-	(9,470,709)
Finance costs paid		(118,208)	(38,338)
Finance income received		5,234	721
Net cash flows from financing activities		870,347	13,126,656
(DECREASE)/ INCREASE IN CASH AND CASH EQUIVALENTS		(1,848,908)	2,018,084
Cash and cash equivalents at January 1		3,113,331	632,540
CASH AND CASH EQUIVALENTS AT PERIOD END	11	1,264,423	2,650,624
Supplementary cash flow information on non-cash investing and financing activities
Transaction cost settle net of proceeds		-	10,132,200
Termination of outstanding payable in relation to written-off intangible assets		5,250,000	-

The attached notes 1 to 21 form part of these condensed interim consolidated financial statements.

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements

1 CORPORATE INFORMATION

Anghami Inc. (the “Group” or the “Parent”), was incorporated as a Cayman Islands exempted Group on March 1, 2021 with its registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The mailing address of our principal executive office is 16th Floor, Al-Khatem Tower, WeWork Hub71, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

The principal activity of the group is digital entertainment and online streaming including music, podcasts, music videos, and live events. The Group has a freemium business model whereby premium (paying) users get unlimited access to online streaming content, ads free streaming experience, and unlimited downloads. The ad-supported users do not pay subscription fees and are provided with limited access to on-demand online streaming content without the ability to download content. The Group secures its content via licenses with labels and independent artists to provide its service.

2 GOING CONCERN

For the period ended June 30, 2023 and 2022 the Group incurred a loss of USD 12,147,008 and USD 57,809,776 respectively; and as at June 30, 2023 and December 31, 2022 the Group has accumulated losses of USD 135,089,448, USD 123,135,335 respectively; and negative working capital (i.e. excess of current liabilities over current assets) of USD 22,568,712 and USD 16,604,967 respectively. In addition to the cash flows to be generated from the Group’s operations, the continuation of the Group’s operations is dependent primarily on the ability to raise funding, and accessibility and availability thereof. The Group’s management acknowledge that there is a risk that the quantum and timing of cash flows may not be achievable in line with the twelve months forecasts from the date of approval of the Group’s condensed interim consolidated financial statements. A review of the strategic plan and budget, including expected developments in liquidity and capital were considered.

Based on management’s forecasts, the day-to-day operations and expenditure requirements are anticipated to be funded primarily by both cash generated through the ongoing operations and ability to access additional funding.

The condensed interim consolidated financial statements have been prepared assuming that the Group will continue as a going concern which is contingent upon the Group’s ability to access additional funding. Accordingly, the condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Group is unable to continue as a going concern.

3 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

3.1 Basis of preparation

These condensed interim consolidated financial statements are for the six-month periods ended June 30, 2023 and 2022 and are presented in United States Dollars (“USD”), which is the functional currency of the Group. They have been prepared in accordance with IAS 34‘Interim Financial Reporting’.

These condensed interim consolidated financial statements do not include all of the information required in annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2022. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements

3 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

3.2 Basis of consolidation

Subsidiaries are consolidated from the date of their acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that control ceases. The financial statements of subsidiaries are prepared for the same reporting period as the parent Group, using consistent accounting policies. Intra-group balances and transactions, including unrealized profits arising from intra-group transactions, have been eliminated. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Non-controlling interests represent the equity in subsidiaries that is not attributable, directly or indirectly, to the Parent shareholders.

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

➢	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee),

➢	Exposure, or rights, to variable returns from its involvement with the investee, and

➢	The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

➢	The contractual arrangement with the other vote holders of the investee

➢	Rights arising from other contractual arrangements

➢	The Group’s voting rights and potential voting rights

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the condensed interim consolidated statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interests and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

Details of subsidiaries as at June 30, 2023 and December 31, 2022 were as follows:

Subsidiaries	% of legal ownership June 30, 2023	% of legal ownership December 31, 2022	Country of Incorporation	Principal business activities
Anghami Cayman	100%	100%	Cayman	Music streaming
Anghami Technologies Ltd	100%	100%	UAE	Music streaming
Spotlight Recreational Services LLC	100%	100%	UAE	Live events
Anghami FZ LLC	100%	100%	UAE	Music streaming
Digimusic SAL Offshore	94%	94%	Lebanon	Music streaming
Anghami KSA	100%	100%	Saudi Arabia	Music streaming
Anghami for Digital Content	100%	100%	Egypt	Music streaming

The carrying amount of the Group’s investment in the subsidiary and the equity of the subsidiary is eliminated on consolidation.

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements

3 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

3.2 New and amended standards and interpretations

A number of amended standards became applicable for the current reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards.

3.3 Accounting policies

The accounting policies used for the condensed interim consolidated financial statements for the six-month period ended June 30, 2023 are consistent with those used in the annual consolidated financial statements for the year ended December 31, 2022.

3.4 Critical accounting judgements, estimates and assumptions

When preparing the condensed interim consolidated financial statements, management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management, and will seldom equal the estimated results. The judgements, estimates and assumptions applied in the condensed interim consolidated financial statements for the six-month period ended June 30, 2023 and 2022, including the key sources of estimation uncertainty, were the same as those applied in the Group’s annual consolidated financial statements for the year ended December 31, 2022.

4 REVENUE

	For the six-month period ended June 30
	(Unaudited)	(Unaudited)
	2023	2022
	USD	USD

Revenue from subscriptions	11,392,072	12,395,929
Revenue from advertisement (1)	5,270,804	7,367,405
Revenue from live events	2,240,835	1,275,391
	18,903,711	21,038,725

Goods and services transferred at a point in time	7,511,639	8,642,796
Goods and services transferred over time	11,392,072	12,395,929
	18,903,711	21,038,725

(1)	Revenue from advertisement include barter transactions amounting to USD 111,996 (2022: USD 3,678,569)

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements

5 SEGMENT INFORMATION

The Group has three reportable segments: Revenue from subscriptions, Revenue from advertisement, and Revenue from live events. Segments were identified based on the Group’s internal reporting and how the chief operating decision maker (“CODM”) assesses the performance of the business. The Premium service is a paid service in which customers can listen on demand and offline. Revenue for the Premium segment is generated through subscription fees. The Ad-Supported service is free to the user. Revenue for the Ad-Supported segment is primarily generated through the sale of advertising across the Group's content. Revenues from live events are generated from the sale of tickets, food and beverage & sponsorships. Royalty costs are primarily recorded in each segment based on specific rates for each segment agreed with the rights holders. The remaining cost of revenue items that are not specifically associated to either of the segments are allocated based on user activity in each segment. No operating segments have been aggregated to form the reportable segments.

Key financial performance measures of the segments including revenue, cost of revenue, and gross profit are as follows:

	For the six-month period ended June 30
	(Unaudited)	(Unaudited)
	2023	2022
	USD	USD
Revenue from subscription segment
Revenue	11,392,072	12,395,929
Cost of revenue	(11,489,456)	(11,110,051)
Gross profit	(97,384)	1,285,878

Revenue from advertisement segment
Revenue	5,270,804	7,367,405
Cost of revenue	(1,974,887)	(5,709,685)
Gross profit	3,295,917	1,657,720

Revenue from live events segment
Revenue	2,240,835	1,275,391
Cost of revenue	(2,390,455)	(1,278,004)
Gross profit	(149,620)	(2,613)

Consolidated
Revenue	18,903,711	21,038,725
Cost of revenue	(15,854,798)	(18,097,740)
Gross profit	3,048,913	2,940,985

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements

5 SEGMENT INFORMATION (continued)

Reconciliation of gross profits

Selling and marketing, operating expenses, finance income, and finance costs are not allocated to individual segments as these are managed on an overall group basis. The reconciliation between reportable segment gross profit to the Group’s loss before tax is as follows:

	For the six-month period ended June 30
	(Unaudited)	(Unaudited)
	2023	2022
	USD	USD

Segment gross profit	3,048,913	2,940,985
Selling and marketing expenses	(4,673,130)	(6,667,198)
General and administrative expenses (note 6)	(9,090,300)	(10,739,304)
Consultancy and professional fees	(530,275)	(1,341,978)
Government grants	1,431,490	2,123,055
Finance costs	(139,255)	(479,148)
Finance income	5,234	721
Other income	840,100	2,811,288
Share of loss of a joint venture	(126,844)	(127,209)
Fair value change of warrant liabilities (note 17)	(208,383)	3,597,835
Recapitalization expense	-	(48,521,756)
Foreign exchange loss, net	(2,409,540)	(1,199,639)
Loss before tax	(11,851,990)	(57,602,348)

Revenue by market

	For the six-month period ended June 30
	(Unaudited)	(Unaudited)
	2023	2022
	USD	USD

Egypt	6,976,960	5,984,090
UAE	4,286,444	5,320,004
KSA	2,930,379	4,253,911
Lebanon	1,588,373	1,939,228
Jordan	551,497	599,384
Morocco	537,996	436,280
Others*	2,032,062	2,505,828
	18,903,711	21,038,725

Premium revenue is attributed to a country based on where the membership originates. Ad-Supported revenue is attributed to a country based on where the advertising campaign is viewed. Live events revenue is attributed to a country based on where the events occurred.

*	There is no individual geographical market other than those disclosed above which would constitute more than 5% of the total revenue.

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements

6 GENERAL AND ADMINISTRATIVE EXPENSES

	For the six-month period ended June 30
	(Unaudited)	(Unaudited)
	2023	2022
	USD	USD

Salaries and other related benefits	5,480,856	7,126,933
Settlement fees*	2,000,000	-
Insurance expense	518,296	273,916
Provision for employees’ end of service benefit	267,281	518,313
Depreciation of property and equipment (note 8)	241,107	67,720
Rent and related charges	224,424	258,833
Travel expenses	87,745	279,890
Utilities	35,906	216,575
Depreciation of rights-of-use assets	73,416	60,510
License fees	35,026	35,593
Taxes	15,952	-
Write-off receivables	4,644	15,148
Amortization of intangible assets (note 9)	2,449	1,495
Provision for expected credit losses	-	36,998
Employees’ share-based compensation (note 13)	-	1,655,529
Other expenses	103,198	191,851
	9,090,300	10,739,304

*	The amount relates to settlement agreement with content owner, related to differing opinions of both parties in reference to distribution of content for certain customers. Both parties agreed on settling the related amount on installments, the last installment is due on September 30, 2024.

The total settlement amount to USD 2,000,000 presented in trade and other payables in the statements of condensed interim consolidated financial position as:

(Unaudited)
June 30, 2023
USD

Current	1,600,000
Non-current	400,000
2,000,000

7 GOVERNMENT GRANTS

	(Unaudited)	(Audited)
	June 30, 2023	December 31, 2022
	USD	USD

At 1 January	1,535,229	209,843
Received during the year	(1,097,404)	(2,993,340)
Amount recognized in the statement of profit or loss	1,431,490	4,318,726
	1,869,315	1,535,229

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements

7 GOVERNMENT GRANTS (continued)

	(Unaudited)	(Audited)
	June 30, 2023	December 31, 2022
	USD	USD

Current assets	2,441,735	2,055,978
Non-current liabilities	(547,590)	(498,460)
Current liabilities	(24,830)	(22,289)
	1,869,315	1,535,229

As of June 30, 2023 and December 31, 2022 the Group had a Accrued Government grants of USD 805,563 and USD 2,055,978 respectively. The accrued government grants are due from governmental entities not yet claimed. The government grants revenue recognized in the condensed interim consolidated statement of comprehensive income for the six-month period ended June 30, 2023 was USD 1,431,490 (USD 2,123,055 for the six-month period ended June 30, 2022).

8 PROPERTY AND EQUIPMENT

The property and equipment net book value consists of the following:

	(Unaudited)	(Audited)
	June 30, 2023	December 31, 2022
	USD	USD

General installations	1,252,364	1,399,745
Office and computer equipment	284,934	325,863
Furniture & fixtures	426,682	475,367
	1,963,980	2,200,975

Total expense arising from depreciation on property and equipment recognised in the condensed interim consolidated statement of comprehensive income as part of general and administrative expense for the six-month period ended June 30, 2023 was USD 241,107 (USD 67,720 for the six-month period ended June 30, 2022).

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements

9 INTANGIBLE ASSETS

The movement of intangible assets during the period is as follows:

	Application development	Originals and Sessions	Other intangibles	Work in progress	Total
	USD	USD	USD	USD	USD
2022
Cost:
At January 1, 2022	3,580,699	548,197	78,314	110,876	4,318,086
Additions	-	-	8,849,867	15,900	8,865,767
Additions – internally developed	112,378	51,927	-	-	164,305
Write-off	(7,567)	-	-	-	(7,567)
	-	(80,072)	86,350	(6,278)	-
At December 31, 2022	3,685,510	520,052	9,014,531	120,498	13,340,591

Amortization:
At January 1, 2022	1,914,902	324,883	35,455	-	2,275,240
Charge for the year	725,577	106,503	2,637,683	-	3,469,763
Transfers	-	2,432	(2,432)	-	-
Write-off	(7,567)	-	-	-	(7,567)
At December 31, 2022	2,632,912	433,818	2,670,706	-	5,737,436

Net carrying amount:
At December 31, 2022 (Audited)	1,052,598	86,234	6,343,825	120,498	7,603,155

2023
Cost:
At January 1, 2023	3,685,510	520,052	9,014,531	120,498	13,340,591
Additions	-	-	1,007,850	3,829	1,011,679
Additions – internally developed	94,496	-	-	-	94,496
Transfers	-	5,208	-	(5,208)	-
Contract termination*	-	-	(8,750,000)	-	(8,750,000)
At June 30, 2023	3,780,006	525,260	1,272,381	119,119	5,696,766

Amortization:
At January 1, 2023	2,632,912	433,818	2,670,706	-	5,737,436
Charge for the period	373,740	35,064	1,244,780	-	1,653,584
Contract termination *	-	-	(3,696,396)	-	(3,696,396)
At June 30, 2023	3,006,652	468,882	219,090	-	3,694,624

Net carrying amount:
At June 30, 2023 (Unaudited)	773,354	56,378	1,053,291	119,119	2,002,142

Work in progress represents costs incurred in relation to internally produced originals and sessions which are not yet released as well as software being developed by a third party.

*	The net book value amounting to USD 5,053,604 represent the terminated contract with Amr Diab, wherein the related outstanding payable of the Group to Amr Diab as of the date of amendment amounting to USD 5,250,000 is forfeited, the net transaction resulted in a gain of USD 196,396 recorded under other income. A new contract was signed with the artist dated May 18, 2023.

Based on the new contract, a total amount of USD 1,000,000 is recorded as an intangible asset and the contract period will end on June 1, 2024

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements

9 INTANGIBLE ASSETS (continued)

Amortization charged is allocated as follows:

	For the six-month period ended June 30
	(Unaudited)	(Unaudited)
	2023	2022
	USD	USD

Selling and marketing expenses	944,343	964,872
Cost of revenue	706,792	593,574
General and administrative expenses (note 6)	2,449	1,495
	1,653,584	1,559,941

10 TRADE AND OTHER RECEIVABLES

	(Unaudited)	(Audited)
	June 30, 2023	December 31, 2022
	USD	USD

Trade receivables	4,904,201	8,279,582
Prepayments	138,251	113,036
Advances paid for content and service providers	2,799,254	1,745,561
Other receivables	1,697,751	1,117,162
Other financial assets	5,266	17,947
Allowance for estimated credit losses	(606,298)	(951,455)
	8,938,425	10,321,833

Trade receivables are non-interest bearing and are generally on terms of 30 to 120 days.

An analysis of expected credit losses is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e., by geographical region, product type, customer type and rating, and coverage by letters of credit or other forms of credit insurance). The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions.

At June 30, 2023 and December 31, 2022, the ageing analysis of unimpaired trade receivables is as follows:

		Neither past	Past due but not impaired
	Total	due nor impaired	30-60 days	60-90 days	90-120 days	>120 days
	USD	USD	USD	USD	USD	USD
June 30, 2023 (Unaudited)	4,297,903	2,375,736	1,257,379	483,904	180,884	-
December 31, 2022 (Audited)	7,328,127	5,452,577	612,213	788,516	77,116	397,705

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements

11 CASH AND BANK BALANCES

Cash and cash equivalents reflected in the condensed interim consolidated statement of cash flows comprise the following statement of financial position amounts:

	(Unaudited)	(Audited)	(Unaudited)
	June 30, 2023	December 31, 2022	June 30, 2022
	USD	USD	USD

Cash on hand	136,522	22,648	161,264
Bank balances	1,133,132	3,094,439	2,493,687
	1,269,654	3,117,087	2,654,951
Less: bank overdrafts	(5,231)	(3,756)	(4,327)
Cash and cash equivalents	1,264,423	3,113,331	2,650,624

Bank overdrafts carry an interest rate between 7% - 10%.

12 ISSUED CAPITAL AND RESERVES

As of June 30, 2023 and December 31, 2022, the Group has authorised 2,150,000,000 ordinary shares and 5,000,000 preference shares.

As of June 30, 2023 and December 31, 2022, the Group has 26,005,654 outstanding ordinary shares amounting to USD 2,601 and has related share premium of USD 116,505,240.

13 SHARE-BASED PAYMENTS

At June 30, 2023, the employee share scheme reserve balance is USD 1,363,995 (at December 31, 2022:
USD 1,512,490).

The Group has implemented a long term incentive plan whereby the shares of Anghami have been converted into shares in Anghami Inc. the value of those share has dropped significantly due to the share price drop of Anghami Inc. resulting in a reversal of the provisions taken in previous years amounting to USD 148,495 recognized in the condensed interim consolidated statement of comprehensive income as part of other income for the six-month period ended June 30, 2023 (USD 2,214,795 reversal of accruals no longer required netted off by USD 1,655,529 employees’ share-based compensation expense for the six-month period ended June 30, 2022).

Share options outstanding are the follows:

	(Unaudited)	(Audited)
	June 30, 2023	December 31, 2022
	Shares options	Shares options

Opening balance as of January 1,	5,428	4,318
Issued during the period/year (i)	-	1,110
Ending shares option	5,428	5,428

(i)	Since the grant date is achieved only in the future on the “exit event” while the vesting period commences when awards are issued to employees, the disclosure considers “number of awards issued” in place of “number of awards granted”.

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements

13 SHARE-BASED PAYMENTS (continued)

The options are fair valued using Monte Carlo simulation. The following assumptions are used in calculating the fair values of the options:

	(Unaudited)	(Audited)
	June 30, 2023	December 31, 2022
Expected weighted average volatility (%)	98%	80%

14 GOODWILL

On 3 June 2022, the Group acquired 100% of the shares of Spotlight Recreational Services LLC (“Spotlight”), a Company incorporated under the laws of the United Arab Emirates, pursuant to the signed sale and purchase agreement. Spotlight is engaged in operating live events. This acquisition has been accounted for in accordance with IFRS 3 Business Combinations.

Management believes there are no material provisional assets and liabilities to be recorded at the date of the acquisition, further Management is of the opinion that there is no identifiable intangible assets at the date of acquisition, hence all the purchase consideration were recorded as goodwill in these condensed interim consolidated financial statements. The purchase consideration were as follows:

●	USD 350,000 paid in cash at closing of acquisition which has been fully paid is at December 31, 2022

●	USD 250,000, to be paid in shares

At June 30, 2023, the share payment mentioned above was still due for issuance.

The acquired business contributed a loss of USD 64,929 and revenue of USD 1,734,679 for the six-month period ended June 30, 2023.

15 TRADE AND OTHER PAYABLES

	(Unaudited)	(Audited)
	June 30, 2023	December 31, 2022
	USD	USD

Trade payables (content and service providers)	11,617,074	12,311,919
Accrued content acquisition and royalty costs	12,443,447	10,388,153
Social security and taxes payable	730,508	259,345
Withholding taxes payable	395,568	437,300
Other accrued expenses	1,494,872	1,767,875
Deferred purchase price (note 14)	250,000	250,000
Other payables	1,589,785	1,107,647
	28,521,254	26,522,239

	(Unaudited)	(Audited)
	June 30, 2023	December 31, 2022
	USD	USD

Current	28,121,254	26,522,239
Non-current	400,000	-
	28,521,254	26,522,239

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements

16 AMOUNT DUE FROM/TO RELATED PARTIES

Related parties represent associated companies, shareholders, directors and key management personnel of the Group, and entities controlled, jointly controlled or significantly influenced by such parties. Pricing policies and terms of these transactions are approved by the Group’s management.

16.1 Related party balances

Due from related parties:

	(Unaudited)	(Audited)
	June 30, 2023	December 31, 2022
	USD	USD
(a) Affiliated companies:
Du – UAE	79,482	32,234
Mobily – KSA	186,531	207,028
	266,013	239,262

Due to shareholders and related parties:

	(Unaudited)	(Audited)
	June 30, 2023	December 31, 2022
	USD	USD
(a) Due to shareholders
Edgard Maroun	587,274	232,429
Elias Habib	362,431	162,354
Maher Khawkhaji	1,991	100,236
	951,696	495,019
(b) Due to a related party
MBC FZ LLC	2,850,000	1,941,289
	3,801,696	2,436,308

The above balances are interest free and have no fixed repayment terms.

16.2 Related party transactions

Significant transactions with related parties included in the condensed interim consolidated statement of comprehensive income are as follows:

	For the six-month period ended June 30
	(Unaudited)	(Unaudited)
	2023	2022
	USD	USD

Interest on convertible loans	-	(322,748)
Interest on working capital loans	-	(88,757)
Revenues from Du and Mobily	538,509	660,506
Fees paid to Du and Mobily (cost of revenue)	(125,788)	(165,153)

Du and Mobily utilize their network to facilitate subscription payments for the Group’s users.

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements

16 AMOUNT DUE FROM/TO RELATED PARTIES (continued)

16.3 Compensation of key management personnel of the Group

	For the six-month period ended June 30
	(Unaudited)	(Unaudited)
	2023	2022
	USD	USD

Short term employee benefits	694,969	1,019,280
Post-employment pension and medical benefits	29,287	17,268
Termination benefits	6,513	-
Share-based payment transactions	-	105,069
Total compensation of key management personnel of the Group	730,769	1,141,617

17 WARRANT LIABILITIES

The warrants are initially recognised at fair value, and in subsequent periods measured at fair value through profit or loss with any changes in fair value recognised in profit or loss until the warrants are exercised, redeemed, or expire. The public warrants are listed on NASDAQ under the symbol “ANGHW”.

As of June 30, 2023, and December 31, 2022, the Group has outstanding 10,000,000 public warrants, 720,000 private placement warrants and 152,800 service warrants. The carrying value the warrants as of June 30, 2023 is USD 771,105 (December 31, 2022: USD 562,722).

The fair value change of the warrant liabilities recognized in the condensed interim consolidated statement of comprehensive income has an increase of USD 208,383 for the six-month period ended June 30, 2023 (decrease of USD 3,597,835 for the six-month period ended June 30, 2022).

The warrants are fair valued using Black-Scholes model. The following assumptions are used in calculating the fair values of the warrants:

	(Unaudited)	(Audited)
	June 30, 2023	December 31, 2022

Volatility	104%	75%
Risk-free rate	3.794%	3.794%

18 CONTINGENCIES AND COMMITEMENTS

18.1 Contingencies

There exist a few pending legal actions, proceedings, and claims or may be instituted or asserted against the Group. These may include but are not limited to matters arising out of alleged infringement of intellectual property; alleged violations of consumer regulations; employment-related matters; and disputes arising out of supplier and other contractual relationships. As a general matter, the music and other content made available on the Group’s service are licensed to the Group by various third parties. Many of these licenses allow rights holders to audit the Group’s royalty payments, and any such audit could result in disputes over whether the Group has paid the proper royalties. If such a dispute were to occur, the Group could be required to pay additional royalties, and the amounts involved could be material. The Group expenses legal fees as incurred. The Group records a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. An unfavorable outcome to any legal matter, if material, could have an adverse effect on the Group’s operations or its financial position, liquidity, or results of operations.

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements

18 CONTINGENCIES AND COMMITEMENTS (continued)

18.1 Contingencies (continued)

Pop Arabia commenced a lawsuit against Anghami in December 2022 which is still ongoing as of June 30, 2023 with an accusation of “unlicensed exploitation of musical and lyrical works”. The estimated amount is immaterial should the action be successful as they are only claiming the rights for 12 songs.

Based on management assessment, currently there are no material cases, claims or proceedings of such quantum which require provision or disclosure as contingent liabilities.

18.2 Commitments

The Group is subject to the following minimum guarantee amounts relating to investments in joint ventures and the content on its service and publishing rights, the majority of which relate to initial investments and minimum royalty payments associated with its license agreements for the use of licensed content and publishing royalties, as at December 31:

	(Unaudited)	(Audited)
	June 30, 2023	December 31, 2022
	USD	USD

Less than one year	3,495,070	4,194,264
Later than one year but not more than 5 years	-	1,250,000

In addition to the minimum guarantees listed above, the Group is subject to various service agreements including a service agreement with Amazon for the use of Amazon servers and cloud as at June 30, 2023.

19 LOSS PER SHARE

The following table reflects the loss and share data used in the basic and diluted loss per share calculations:

	For the six-month period ended June 30
	(Unaudited)	(Unaudited)
	2023	2022
	USD	USD
Basic loss per share
Net loss attributable to the equity holders of the Parent	(11,954,113)	(57,690,759)
Shares used in computation:
Weighted-average shares outstanding	26,005,564	24,379,671

Basic net loss per share attributable to equity holders of the Parent	(0.46)	(2.37)

Diluted loss per share
Net loss attributable to the equity holders of the Parent	(11,954,113)	(57,690,759)
Shares used in computation:
Weighted-average shares outstanding	26,005,564	24,379,671

Diluted net loss per share attributable to equity holders of the Parent	(0.46)	(2.37)

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these condensed interim consolidated financial statements.

As the Group was loss-making in all periods presented in these condensed interim consolidated financial statements, potentially dilutive instruments all have an anti-dilutive impact and therefore have been excluded in the calculation of diluted weighted average number of ordinary shares outstanding. These instruments include certain outstanding warrants and share options and could potentially dilute earnings per share in the future.

ANGHAMI INC.

Notes to the condensed interim consolidated financial statements

20 FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments comprise financial assets and financial liabilities.

Financial assets consist of cash and cash equivalents, trade receivables, contract assets and amount due from related party. Financial liabilities consist of trade payables, lease liability, overdrafts, convertibles notes, working capital loans and amount due to related party.

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:	other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3:	techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

The Private Warrants were valued using Black Scholes Model and the Shared-Based Payments were valued using Montecarlo Simulation, which are both considered to be a Level 3 fair value measurement. The primary unobservable inputs utilized in determining the fair value of the derivatives warrant liabilities and Shared-Based Payments are the expected volatility of our ordinary shares and risk-free rate.

21 SUBSEQUENT EVENTS

On August 21, 2023, Anghami Inc. sold and issued to SRMG ventures (“SRMG”), the corporate venture capital arm of Saudi Research and & Media group, (“SRMG”) a senior unsecured convertible note in the principal amount of USD 5,000,000, which was convertible into Anghami Inc.’s ordinary shares, par value USD 0.0001 per share, at an original conversion price of USD 2.50 per share, subject to certain conditions and limitations set forth in the Convertible Note, between the Company and SRMG. Anghami Inc. will use the net proceeds from the Convertible Note for working capital, growth and other general corporate purposes. The Convertible Note contains customary events of default, bore interest daily at a simple rate of 11.0% per annum, was due and payable in full three years following the date on which the Convertible Note was deemed issued. The Note Purchase Agreement also provides SRMG with the right to purchase up to an additional USD 5,000,000 additional principal amount of the Convertible Note within 12 months of the closing. On November 29, 2023, SRMG converted the entire outstanding principle amount of the convertible note and all accrued and unpaid interest into 2,055,000 ordinary shares of Anghami Inc.

On October 10, 2023, Anghami Inc. issued in a private placement 950,000 ordinary shares to MBC FZ LLC (“MBC”) for payment of USD 2,850,000 of marketing and branding services provided by MBC to the Company from 2021 to 2023.

On November 21, 2023, Anghami Inc. entered into a transaction with OrionPlus2 (“OSN”), an affiliate of Panther Media Group Limited, pursuant to which among other things , 1) OSN agreed to subscribe for up to USD 50,000,000 of ordinary shares of the Group in a private placement, and 2) Anghami Inc. agreed to acquire from OSN the OSN+ platform. The transaction is anticipated to close in the first quarter of 2024, subject to certain closing conditions including certain regulatory approvals. After closing, OSN will own a majority of the Anghami Inc’s outstanding ordinary shares.